ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

May 4, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A, filed on February 28, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on April 4, 2012, relating to Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A filed on February 28, 2012 regarding the Real Inflation Hedge Strategy Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Name of Fund

Comment #1

Please explain how the name of the Fund is supported by the Fund’s strategy.  The strategy seems to largely involve commodities and natural resources and we do not see how the term “hedge” fits in.

Response #1

We have changed the name of the Fund to the Inflation Hedges Strategy Fund.  Further, we believe that is an appropriate name for the Fund as each of the Fund’s investments/asset classes are correlated to inflation and the value of these investments tend to go up as inflation goes up.

Most of the target investors of the Fund have significant (90% +) allocations to stocks and bonds in their portfolios.  Because stocks and bonds do not perform well in a rising inflation environment, the target investors would be seeking allocations to asset classes that generally perform well in an inflationary environment (i.e., they need to hedge their portfolios against the risk of an unexpected increase in inflation).

The Fund’s allocations to commodities, natural resource equities and inflation linked bonds (ILBs) generally perform well in an inflationary environment and therefore, provide a good hedge against inflation for potential investors’ portfolios.

Accordingly, the Fund’s Advisor believes that the Fund’s name should indicate that it seeks to hedge against inflation. The Fund is designed to “hedge”, or go up, when there is an existing and/or potential threat of inflation.  The Fund helps mitigate the risk of inflation in an investor’s portfolio by having counterbalancing asset classes that may help offset losses elsewhere in their portfolios.

Investment Objective

Comment #2

The Fund’s investment objective, namely that an objective to seek 5% returns in excess of the CPI is both an overreach and perhaps misleading to investors, please consider revising.  Further, it is not clear what is meant by “market cycle.”

Response #2

We have revised the investment objective as follows:

The investment objective of the Inflation Hedging Strategy Fund (the “Fund”) is to seek to provide current income and real (after inflation) total returns.

Summary Section – Fees and Expenses of the Fund

Comment #3

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the prospectus.

Response #3

We confirm that the Fund currently anticipates having no acquired fund fees and expenses that would not be required to be disclosed.

Comment #4

Please revise the fee table to indent the line items for Subsidiary Expenses and Remaining Other Expenses.

Response #4

We have revised the fee table to distinguish between expenses related to the Subsidiary in the “Subsidiary Expenses” line item, and Remaining Other Expenses.

Summary Section - Principal Investment Strategies

Comment #5

It is not clear if the sub-advisors will be affiliated with the Advisor or its affiliates.  Also, please make it clear if there is more than one sub-advisor for each strategy.

Response #5

Please see the revised disclosure of the Principal Investment Strategies section as included in the prospectus summary:

The Advisor is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for the Fund.  The Advisor believes that the Fund’s investment reward and risk characteristics can be enhanced by employing multiple sub-advisory firms to manage the assets of the Fund using a “manager of managers” approach.  The Advisor has selected and oversees multiple sub-advisors who manage separate segments of the Fund’s portfolio using distinct, complimentary, investment styles.  The Fund seeks to achieve its investment objectives using three principal strategies.  Each of the three strategies is managed by one or more sub-advisors who are unaffiliated with the Advisor or its affiliates. The Fund’s three strategies are as follows:

Comment #6

Please confirm if the Fund will seek a manager of managers exemptive order.

Response #6

We confirm that the Advisor and the Trust, on behalf of the Fund, will file an exemptive application seeking a manager of managers exemptive order as disclosed in the statutory section of the Prospectus under the heading “The Sub-Advisors.”

U.S. Securities and Exchange Commission

Comment #7

With respect to the commodities strategy, please confirm if there will be a separate subsidiary (controlled foreign corporation) for each sub-advisor assigned to this strategy or one subsidiary regardless of the number of sub-advisors assigned to this strategy.

Response #7

We confirm that there will only be one subsidiary.  Please see the revised disclosure below:

The Fund will provide exposure to a broad spectrum of commodities by investing up to 25% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary (the “Subsidiary”).  The Commodities Strategy will be managed by one or more sub-advisors who will oversee assets in the Subsidiary.

Comment #8

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #8

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #9

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #9

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #10

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #10

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #11

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #11

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.  The Subsidiary, however, may invest in commodity futures contracts without limitation.

Comment #12

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #12

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #13

May the Advisor increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #13

The Advisor will not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Advisor will offset fees due the Advisor by the Fund.

Comment #14

Please confirm that all Subsidiary expenses are included in the fee table above.

Response #14

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table above.

Comment #15

Is the Fund’s investment in the Subsidiary liquid?

Response #15

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #16

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #16

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #17

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #17

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Comment #18

Please confirm if there will be swaps with respect to hedge funds.  Also, please define structured notes.

Response #18

We confirm that the Fund will not enter into any swaps with respect to hedge funds.  With respect to structured notes we have added the following disclosure:

The Fund may invest in structured notes, which are debt obligations that also contain an embedded derivative component with characteristics that adjust the obligation’s risk/return profile. Generally, the performance of a structured note will track that of the underlying debt obligation and the derivative embedded within it.

Comment #19

Please explain what you mean by leveraged loan strategy.

Response #19

The leveraged loan strategy is the strategy used by floating-rate loan funds.  The Fund employs this strategy to seek its investment objective because investments in floating-rate loans hedge against a rise in inflation rates.

Comment #20

Please add disclosure regarding any credit or maturity requirements for fixed income securities.  Also, address junk securities if necessary.

Response #20

We have revised the following disclosure:

The Fund intends to invest in high quality fixed income securities backed by the U.S. government.  However, the Fund may also invest in income producing floating rate loans and other floating rate debt securities. The leveraged loans strategy invests in income producing floating rate loans and other floating rate debt securities. The Fund invests primarily in senior floating rate loans of domestic and foreign borrowers (“Senior Loans”). Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics (sometimes referred to as “junk”). The strategy may also attempt to produce some of the income and return characteristics of the leveraged loan market synthetically through derivatives instruments, including swaps on credit indices. To a lesser extent, the strategy may investment in high yield corporate bonds, investment grade corporate bonds, hybrid securities including, convertible bonds, trust preferred securities, preferred stock, contingent convertible bonds, and collateralized loan obligations.  The Fund will invest in fixed income securities without any limitation with respect to maturity.

Summary Section - Principal Risk Factors

Comment #21

Please confirm to the staff that the Fund does not intend to invest directly (or indirectly through swaps) in hedge funds or commodity pools.  Also, please confirm that the Advisor will register as a CPO.

Response #21

We have confirm that the Fund does not intend to invest directly (or indirectly through swaps) in hedge fund or commodity pools.  We also confirm that the Advisor will register as a CPO, when, and if, it is required to do so.  We note that the Fund has filed a notice of exemption pursuant to CFTC Regulation 4.5 and, accordingly, the Advisor has until December 31, 2012 or when the CFTC defines the term “swap,” whichever is later, to register.  Additionally, we note that the CFTC’s amendments to Regulation 4.5 which have made it necessary for the Advisor to register eventually as a CPO are the subject of a court challenge by the Investment Company Institute and U.S. Chamber of Commerce.  Accordingly, the requirement may change before the registration deadline.

Comment #22

Please add a risk factor regarding junk bonds.

Response #22

We have added the following risk:

High-Yield or “Junk” Security Risk: Investments in debt securities that are rated below investment grade by one or more nationally recognized statistical rating organization (“NRSRO”) (“high-yield securities” also known as “junk securities”) may be subject to greater risk of loss of principal and interest than investments in higher-rated debt securities. High-yield securities are also generally considered to be subject to greater market risk than higher-rated securities.

We have also added the following risk to the statutory section of the Prospectus:

High-Yield or “Junk” Security Risk. Investments in debt securities that are rated below investment grade by one or more NRSROs (“high yield securities” also known as “junk securities”) may be subject to greater risk of loss of principal and interest than investments in higher-rated debt securities. High-yield securities are also generally considered to be highly speculative and subject to greater market risk than higher-rated securities. The capacity of issuers of high-yield securities to pay interest and repay principal is more likely to weaken than is that of issuers of higher-rated securities in times of deteriorating economic conditions or rising interest rates.  In addition, high yield securities may be more susceptible to real or perceived adverse economic conditions than higher-rated securities. The market for high-yield securities may be less liquid than the market for higher-rated securities. This can adversely affect the Fund’s ability to buy or sell optimal quantities of high-yield securities at desired prices.

U.S. Securities and Exchange Commission

Comment #23

Please add risks for swaps and structured notes.

Response #23

We added the following risk in response to your comment:

Counterparty Credit Risk: The Fund may make investments in financial instruments involving counterparties that attempt to gain exposure to a particular group of securities, index or asset class without actually purchasing those securities or investments, or to hedge a position. The Fund’s use of such financial instruments, including swap agreements and structured notes, involves risks that are different from those associated with ordinary portfolio securities transactions. For example, if a swap agreement counterparty defaults on its payment obligations to the Fund, this default will cause the value of your investment in the Fund to decrease. Swap agreements and structured notes also may be considered to be illiquid.

We have also included the following disclosure in the statutory prospectus in response to your comment.

Swap Risks: The Fund may enter into derivatives called swaps. Risks associated with swap agreements include changes in the returns of the underlying instruments, failure of the counterparties to perform under the contract’s terms and the possible lack of liquidity with respect to the swap agreements. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The swaps market is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Structured Notes Risk:  Structured notes involve risks different from, or possibly greater than, the risks associated with traditional investments. These risks include (i) the risk that the issuer may default; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the note may not correlate perfectly with the underlying assets, rate or index. Structured note prices may be highly volatile and may fluctuate substantially during a short period of time.  Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.  Trading structured notes involves risks different from, or possibly greater than, the risks associated with investing traditional securities including:

Leverage and Volatility Risk:  Structured notes ordinarily have leverage inherent in their terms.  Accordingly, a relatively small movement in an index to which structured note is linked may result in an immediate and substantial loss.

Liquidity Risk:  Although it is anticipated that the structured notes will be actively traded, it is possible that particular investments might be difficult to purchase or sell, possibly preventing the Fund from executing positions at an advantageous time or price, or possibly requiring them to dispose of other investments at unfavorable times or prices in order to satisfy their obligations.

Tracking Risk:  Structured notes may not be perfect substitutes for the securities, commodities or currencies they are intended to track.  Factors such as differences in supply and demand for certain structured note-related derivatives and indices may cause structured note returns to deviate from the adviser's expectations.  Consequently, structured note returns may not be highly correlated to the securities commodities or currencies they are intended to track.

Comment #24

Please add a risk factor regarding the Advisor’s lack of experience.

Response #24

We have revised the following risk factor:

Limited History of Operations: The Fund is a new mutual fund and has a limited history of operation.  In addition, the advisor has not previously managed a mutual fund.

We have also included the following disclosure in the statutory prospectus in response to your comment.

Limited History of Operations: The Fund is a new mutual fund and has a limited history of operation.  In addition, the Advisor has not previously managed a mutual fund.  Mutual funds and their advisors are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code that do not apply to an advisor’s management of individual and institutional accounts.  As a result, investors cannot judge the Advisor by a mutual fund-specific track record and it may not achieve its intended result in managing the Fund.

Comment #25

The “Derivative Investments” risk is overly-broad. Please include descriptions of specific derivatives in which the Fund anticipates investing. Please see the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) for reference.

Response #25

The “Derivative Investments” risk has been revised in response to your comment. Please see the revised disclosure below:

Derivatives Risk: The Fund may use derivatives (including commodity futures, options on futures, swap agreements and structured notes) to enhance returns or hedge against market declines.  The Fund’s indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, counterparty default risk and tracking risk.  The value of a commodity-linked derivative investment typically is based upon the price movements of a physical commodity (such as heating oil, livestock, or agricultural products), a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment. These securities expose the Fund economically to movements in commodity prices.

We have also revised the “Derivative Investments” risk in the statutory section of the Prospectus in response to your comment. Please see the revised disclosure below:

Derivatives Risk:  The Fund may use derivatives (including commodity futures, options on futures, swap agreements and structured notes) to gain exposure to commodities, enhance returns or hedge against market declines.  The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  Derivative prices are highly volatile and may fluctuate substantially during a short period of time.  Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.  Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.  Derivative contracts ordinarily have leverage inherent in their terms.  The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage.  Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund.  Because option premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.  The value of a commodity-linked derivative investment typically is based upon the price movements of a physical commodity (such as heating oil, livestock, or agricultural products), a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment. These securities expose the Fund economically to movements in commodity prices.

Comment #26

With respect to Short Position Risk, please explain how this risk fits into the Fund’s strategy and which strategy it fits into.

Response #26

We have included this risk because some of the Fund’s commodity managers have the ability to short a commodity.

Tax Information

Comment #27

Please add disclosure stating that investors may be taxed when making withdrawals from a 401(k) plan or an individual retirement account under certain circumstances.

Response #27

We have made the requested change and revised the disclosure as follows:

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Under certain circumstances, withdrawals from a 401(k) plan or an individual retirement account are taxable.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Investment Objective

Comment #28

Please confirm if the Fund’s investment objective will be fundamental.

Response #28

We confirm that the Fund’s investment objective will not be fundamental and may be changed without the approval of shareholders.  Shareholders will be given 60 days’ prior notice of any such changes.

Principal Investment Strategies

Comment #29

Please explain how pursuing these strategies will allow the Fund to beat the CPI by 5%.

Response #29

As stated in our response to Comment 2 above, we have restated the Fund’s investment objective.

Comment #30

Please clarify the relationship between the sub-advisers and the strategies.  Please also add disclosure regarding how often the Fund plans to review and change sub-advisers.

Response #30

We have added the following disclosure in response to your comment:

The Advisor is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for the Fund.  The Advisor believes that the Fund’s investment reward and risk characteristics can be enhanced by employing multiple sub-advisory firms to manage the assets of the Fund using a “manager of managers” approach.  The Advisor has selected and oversees multiple sub-advisors who manage separate segments of the Fund’s portfolio using distinct, complimentary, investment styles.  The Advisor monitors each sub-advisor daily and evaluates them quarterly.  The Fund seeks to achieve its investment objectives using three principal strategies.  Each of the three strategies is managed by one or more sub-advisors who are unaffiliated with the Advisor or its affiliates. The Fund’s three strategies are as follows:

Principal Risks of Investing in the Fund

Comment #31

Please update the Regulatory Change Risk disclosure to reflect recent CFTC action and note what the Fund intends to do.

Response #31

We have made the requested change. Please see the revised risk disclosure below:

•

Regulatory Change Risk:  The Advisor has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” or “CPO” under Regulation 4.5 of regulations of the Commodity Exchange Act, as amended, with respect to the Fund’s operation.  Recently, the CFTC amended Regulation 4.5 in such a way that the Advisor will no longer be allowed to claim this exclusion. Subject to the availability of another exemption, both the Fund and the Subsidiary will be required to comply with certain CFTC regulations regarding disclosure, reporting and recordkeeping in the future, although the CFTC has not yet finalized the rule explaining the exact nature of the additional requirements applicable to registered investment companies like the Fund.  Compliance with such requirements will likely increase the costs associated with an investment in the Fund.

The “Regulatory Change” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk disclosure below:

Regulatory Change Risk:  The Advisor has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” or “CPO” under Regulation 4.5 of regulations of the Commodity Exchange Act, as amended, with respect to the Fund’s operation.  Recently, the CFTC amended Regulation 4.5 in such a way that the Advisor will no longer be allowed to claim this exclusion. Subject to the availability of another exemption, both the Fund and the Subsidiary will be required to comply with certain CFTC regulations regarding disclosure, reporting and recordkeeping in the future, although the CFTC has not yet finalized the rule explaining the exact nature of the additional requirements applicable to registered investment companies like the Fund.  Compliance with such requirements will likely increase the costs associated with an investment in the Fund.  Compliance with the CFTC amendments with respect to the Adviser’s registration as a CPO is required by the later of December 31, 2012 or 60 days after the effective date of the CFTC’s final rulemaking further defining the term “swap.”  Compliance with the additional recordkeeping, reporting and disclosure obligations will be required within 60 days following the effective date of a final rule explaining such requirements.

Comment #32

Please update the Tax Risk to take into account the suspension of the rulings and the current school of thought as to why.

Response #32

We have made the requested change. Please see the revised risk factor below:

Tax Risk.  The Fund’s short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  The IRS, however, has suspended issuance of any further private letter rulings of this type pending a review of its position and the release of public guidance on the issue that can be relied upon by all taxpayers (as opposed to the “private” guidance previously issued to individual taxpayers in the aforementioned private letter rulings).  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that the prior private letter rulings evidence both a correct interpretation of the existing law and the current view of the IRS, consistently applied to a number of similarly situated mutual funds. Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

The Sub-Advisors

Comment #33

Please add a statement that there is no guarantee that the SEC will grant the requested relief.

Response #33

We have added the following disclosure in response to your comment:

The Fund has applied for an exemptive order with the SEC which would permit the Advisor, subject to certain conditions, to terminate existing Sub-Advisors or hire new Sub-Advisors for the Fund, to materially amend the terms of particular agreements with Sub-Advisors or to continue the employment of existing Sub-Advisors after events that would otherwise cause an automatic termination of a sub-advisory agreement.  This arrangement has been approved by the Board of Trustees and the Fund’s initial shareholder.  If the exemptive order is granted, the Advisor will have the right to hire, terminate and replace Sub-Advisors when the Board of Trustees and the Advisor feel that a change would benefit the Fund.  However, that there is no guarantee that the SEC will grant the requested relief.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #34

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund and also do not use “boiler plate” disclosure.

U.S. Securities and Exchange Commission

Response #34

We confirm that securities not listed in the Prospectus will not be a principal strategy of the Fund.

Comment #35

Please confirm if the “Other Investment Companies” disclosure is applicable and that it does not contradict the Fund’s fundamental policies.

Response #35

We confirm that it is applicable and that it does not contradict the Fund’s fundamental policies.  We also confirm that the Fund currently anticipates having only nominal (or none at all) acquired fund fees and expenses that would not be required to be disclosed in the Fund’s Prospectus.

Part C

Comment #36

In the Part C of the Fund there is noted that there is an expense limitation agreement.  Please explain why it is not in the fee table.

Response #36

We have revised the fee table to reflect the expense limitation agreement in place for the Fund.  Please see the revised fee table below:

Shareholder Fees (fees paid directly from your investment)	Class I	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.60%	1.60%
Distribution and Service (Rule 12b-1) Fees	0.00%	0.25%
Other Expenses(1)	[ ]%	[ ]%
Subsidiary Expenses	[ ]%	[ ]%
Remaining Other Expenses	[ ]%	[ ]%
Total Annual Fund Operating Expenses	[ ]%	[ ]%
Fee Waiver/Expense Reimbursement	[ ]%	[ ]%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.70%	1.95%

(1)

These expenses are based on estimated amounts for the Fund’s current fiscal year.

(2)

Pursuant to an operating expense limitation agreement between North Peak Asset Management LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Fund do not exceed 1.70% and 1.95%, of the Fund’s average net assets, for Class I and Class R shares, respectively, through [June 30, 2013].  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.

U.S. Securities and Exchange Commission

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum